LAW OFFICES
Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

May 5, 2010

VIA EDGAR

Christian Windsor, Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ViewPoint Financial Group, Inc.	and	ViewPoint Financial Group
	Form S-1/A		Form 10-K (Filed March 4, 2010)
	File Number 333-165509		File Number 1-32992

Dear Mr. Windsor:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client ViewPoint Financial Group, Inc. (the “Registrant”), we enclose herewith for filing Pre-Effective Amendment No. 2 (the “Amendment”) to the Registrant’s Registration Statement on Form S-1 relating to the proposed offering.

The Amendment responds to a request by the Staff of the Securities and Exchange Commission that we (i) revise the cover page of the proxy statement/prospectus (or the accompanying letter to shareholders) filed in the Registration Statement to clarify that the shareholders of ViewPoint Financial Group, other than ViewPoint MHC, must approve the conversion by a majority vote, and (ii) address the Staff’s previously issued comments 11 and 12 (which were addressed in the prospectus) in the proxy statement/prospectus.  Disclosure has been revised in the shareholder letter accompanying the proxy statement/prospectus in response to item (i) above, and on the cover page of the proxy statement/prospectus in response to item (ii) above.

The Amendment is marked to show all revisions from the prior submission to the SEC on April 28, 2010.  In addition to the responses to the Staff’s comments, these revisions include responses to the comments we received from the Office of Thrift Supervision.

Christian Windsor
Securities and Exchange Commission
May 5, 2010
Page 2

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On May 4, 2009, we filed requests from the Registrant and from Sandler O’Neill & Partners, L.P. for acceleration of the effective date of the registration statement to Thursday, May 6, 2010 at 4:30 PM, or as soon as thereafter as possible.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4526 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

s/ Michael S. Sadow

Michael S. Sadow, P.C.